EXHIBIT 12.

Computation of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges:

	Year Ended December 31,
Dollars in Millions	2009	2008	2007	2006	2005
Earnings
Earnings from continuing operations before income taxes	$5,602	$4,776	$2,523	$1,450	$3,398
Less:
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	1,717	1,444	1,106	609	812
Equity in net income of affiliates	550	617	524	474	334
Capitalized interest	13	21	24	16	8

Income adjusted for equity income	3,322	2,694	869	351	2,244
Add:
Fixed charges	242	387	497	560	403
Distributed income of equity investments	550	590	488	439	383

Total Earnings	$4,114	$3,671	$1,854	$1,350	$3,030

Fixed Charges
Interest expense	$184	$310	$422	$498	$349
Capitalized interest	13	21	24	16	8
One-third of rental expense (1)	45	56	51	46	46

Total Fixed Charges	$242	$387	$497	$560	$403

Ratio of Earnings to Fixed Charges	17.00	9.49	3.73	2.41	7.52

(1)	Rents included in the computation consist of one-third of rental expense which the Company believes to be a reasonable estimate of an interest factor in its leases.

E-12-1